Exhibit 99.2

SCHEDULE A

Consolidated Financial Statements of Correvio LLC as at and for the

years ended December 31, 2012 and 2011

Consolidated Financial Statements Correvio, LLC Years Ended December 31, 2012 and 2011 With Report of Independent Auditors Ernst & Young LLP

Correvio, LLC

Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Ernst & Young LLP One Commerce Square Suite 700 2005 Market Street Philadelphia, PA 19103 Tel: + 1 215 448 5000 Fax: + 1 215 448 4069 www.ey.com

Report of Independent Auditors

Members

Correvio, LLC

We have audited the accompanying consolidated financial statements of Correvio, LLC, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in members’ equity, and cash flows for the years then ended, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Correvio, LLC at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 6, 2013

2

Correvio, LLC

Consolidated Balance Sheets

	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$20,123,989	$21,975,728
Restricted cash	1,483,407	4,519,210
Accounts receivable net of allowance of $67,289 and
$0 in 2012 and 2011, respectively	11,544,890	7,096,684
Inventory	4,246,094	7,007,949
Prepaid expenses and other current assets	1,073,700	363,249
Foreign exchange contracts	—	324,894
Total current assets	38,472,080	41,287,714

Property and equipment, net	376,981	1,636,330
Intangible assets, net	45,116,129	158,637,430
Security deposit	130,506	123,521
Total assets	$84,095,696	$201,684,995

Liabilities and members’ equity
Current liabilities:
Accounts payable	$4,016,265	$5,611,129
Accrued expenses	3,808,346	5,667,650
Accrued payroll liabilities	1,326,438	1,248,501
Foreign exchange contracts	2,979	—
Total current liabilities	9,154,028	12,527,280

Deferred rent	141,679	181,049
Total liabilities	9,295,707	12,708,329

Members’ equity:
Members’ equity	74,799,989	188,976,666
Total members’ equity	74,799,989	188,976,666
Total liabilities and members’ equity	$84,095,696	$201,684,995

See accompanying notes.

3

Correvio, LLC

Consolidated Statements of Operations

	Year Ended December 31
	2012	2011

Gross sales	$34,611,363	$31,843,716
Royalty revenue	5,319,945	6,627,775
Returns, allowances and discounts	(600,452)	(3,256,149)
Net sales	39,330,856	35,215,342
Cost of product sold	(10,709,865)	(6,108,092)
Gross margin	28,620,991	29,107,250

Costs and expenses:
Selling, general and administrative expense	22,085,303	30,694,125
Depreciation and amortization	19,379,197	19,250,893
Asset impairment	95,600,000	—
Contract termination expense	—	176,775
Total costs and expenses	137,064,500	50,121,793
Operating loss	(108,443,509)	(21,014,543)

Other income (expense):
Interest income (expense)	(6,352)	(12,449)
Foreign currency transaction gain (loss)	421,428	(1,598,479)
Realized and unrealized gains (losses) on
foreign exchange contracts	(104,235)	(3,958,149)
Other income (expense)	(182,797)	90,412
Total other income (expense)	128,044	(5,478,665)
Loss before taxes	(108,315,465)	(26,493,208)

Provision for income taxes	(255,950)	(218,270)
Net loss	$(108,571,415)	$(26,711,478)

See accompanying notes.

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Correvio, LLC

Consolidated Statements of Comprehensive Loss

	Year Ended December 31
	2012	2011

Net loss	$(108,571,415)	$(26,711,478)

Other comprehensive income (loss):
Net foreign currency translation adjustments	(607,855)	1,114,219
Other comprehensive income (loss)	(607,855)	1,114,219
Comprehensive loss	$(109,179,270)	$(25,597,259)

See accompanying notes.

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Correvio, LLC

Consolidated Statements of Changes in Members’ Equity

		Accumulated
	Accumulated	Other
	Earnings	Comprehensive
	(Deficit)	Gain (Loss)	Capital	Total

Balance at December 31, 2010	$29,926,509	$(4,966)	$184,623,006	$214,544,549
Exercise of stock options	—	—	2,261	2,261
Stock-based compensation	—	—	27,115	27,115
Net loss	(26,711,478)	—	—	(26,711,478)
Other comprehensive loss	—	1,114,219	—	1,114,219
Balance at December 31, 2011	3,215,031	1,109,253	184,652,382	188,976,666
Distributions	—	—	(5,000,000)	(5,000,000)
Stock-based compensation	—	—	2,593	2,593
Net loss	(108,571,415)	—	—	(108,571,415)
Other comprehensive loss	—	(607,855)	—	(607,855)
Balance at December 31, 2012	$(105,356,384)	$501,398	$179,654,975	$74,799,989

See accompanying notes.

6

Correvio, LLC

Consolidated Statements of Cash Flows

	Year Ended December 31
	2012	2011
Operating activities
Net loss	$(108,571,415)	$(26,711,478)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation expense	665,701	537,397
Amortization expense	18,713,496	18,713,496
Bad debt expense	67,289	—
Change in fair value of forward exchange contracts	327,873	(1,320,890)
Asset impairment loss	95,600,000	—
Stock-based compensation expense	2,593	29,376
Loss on disposal of property and equipment	—	415,884
Non-cash (gains) losses on non-permanent
intercompany balances	(606,805)	1,035,776
Changes in operating assets and liabilities:
Accounts receivable	(4,380,917)	2,344,974
Inventory	2,761,855	(2,075,874)
Prepaid expenses and other assets	(717,436)	(22,391)
Accounts payable	(1,594,864)	(6,004,819)
Accrued expenses, accrued payroll liabilities
and other liabilities	(1,818,144)	715,409
Net cash provided by (used in) operating activities	449,226	(12,343,140)

Investing activities
Purchases of property and equipment	(238,775)	(1,386,441)
Decrease in restricted cash	3,035,803	6,592,614
Net cash provided by investing activities	2,797,028	5,206,173

Financing activities
Distributions to members	(5,000,000)	—
Net cash used in financing activities	(5,000,000)	—

Foreign exchange rate changes	(97,993)	78,473
Net decrease in cash and cash equivalents	(1,851,739)	(7,058,494)

Cash and cash equivalents, beginning of year	21,975,728	29,034,222
Cash and cash equivalents, end of year	$20,123,989	$21,975,728

Cash paid for taxes	$265,551	$248,418

See accompanying notes.

7

Correvio, LLC

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1. Organization and Business

Correvio, LLC (the Company) was organized on January 17, 2008, under the laws of Delaware. The Company is a pharmaceutical company focused on the worldwide marketing, excluding the United States, of Aggrastat®, a branded prescription pharmaceutical. The Company aims to increase the revenue of Aggrastat through focused selling and marketing efforts and product lifecycle management activities including development of relevant formulations to improve patient treatment. On November 28, 2012, the name was changed with the State of Delaware from Iroko Cardio to Correvio with all subsidiaries following suit.

In July 2010, the Company entered into an agreement to terminate its distribution arrangement with Chiesi Farmaceutici S.p.A. effective January 2011. In connection with the termination, the Company paid approximately $4.6 million. Chiesi Farmaceutici S.p.A. was the distributor for Aggrastat in certain European territories, including Germany, Spain, Italy and the United Kingdom. The Company has subsequently established a dedicated pan-European sales force to promote Aggrastat in the former Chiesi markets. This is being supported by finance and regulatory functions based in Geneva, Switzerland. The Company also incorporated seven wholly owned subsidiaries in Europe to support this development.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Correvio, LLC, and its wholly owned direct subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

8

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivables are reported in the consolidated balance sheets at outstanding billed amounts less any charge-offs and the allowance for doubtful accounts. The Company charges off uncollectible receivables when the likelihood of collection is remote. It performs ongoing credit evaluations of customers and generally extends credit without requiring collateral. The Company maintains an allowance for doubtful accounts based on management’s expectations of future losses from uncollectible accounts. At December 31, 2012 and 2011, management recorded an allowance for doubtful accounts of $67,289 and $0, respectively.

Inventory

For the years ended December 31, 2012 and 2011, the Company received a portion of its inventory management services from Merck & Co., Inc. (Merck). The remaining portion of its inventory is prepared by third-party manufacturers. Inventory consists of finished goods and raw materials, and is identified and priced by lot at the lower of cost or market value, with cost being determined using actual cost on a first-in, first-out basis. The Company analyzes its inventory levels and reserves, in the applicable period, inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected customer demand. Inventory consists of the following:

	December 31
	2012	2011

Finished goods	$3,629,711	$4,486,606
Raw materials	2,281,499	3,391,110
	5,911,210	7,877,716
Reserve	(1,665,116)	(869,767)
	$4,246,094	$7,007,949

Property and Equipment

Property and equipment are stated at cost. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as

9

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

incurred. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Software	3-5 years
Furniture	7 years
Office equipment	5 years
Leasehold improvements	Shorter of lease term or useful life

Long-Lived Assets

The Company considers whether indicators of impairment of long-lived assets, including identified intangible assets and property and equipment, held for use are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

During the fourth quarter of 2012, the Company performed an impairment test of its definite-lived intangible asset group, as there were indicators present based on uncertain sales growth. Based on this impairment test, the Company determined that the patents, trademarks, customer relationships, and property and equipment related to its only product were impaired, due to a decrease in earnings related to the product. Accordingly, the Company recognized an impairment charge of $95,600,000 to impairments of patents, trademarks, customer relationships, and property and equipment during the year ended December 31, 2012. The fair value of the intangible assets was primarily determined by using the income approach. The impairment loss is presented separately in the consolidated statement of operations.

Software Capitalization Costs

The Company capitalizes the costs of software developed for internal use in accordance with Accounting Standards Codification (ASC) 350. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

10

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Foreign Currencies

The functional currency of the Company, Correvio UK, and Correvio Australia, is the US dollar, British pound, and the Australian dollar, respectively. The functional currency for all other entities is the Euro. Subsidiary assets and liabilities denominated in local currencies are translated into USD at end-of-period exchange rates and the resultant translation adjustments are reported, net of their related tax effects, in members’ equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into USD and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into USD at average exchange rates in effect during the period.

In respect of transactional foreign currency gains and losses, for the year ended December 31, 2012, foreign exchange gains, net of foreign exchange losses, were $421,428 compared to foreign exchange losses, net of foreign exchange gains, of $1,598,479 for the year ended December 31, 2011.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and foreign exchange forward contracts. Except for the foreign exchange forward contracts, these financial instruments are stated at their carrying value, which is a reasonable estimate of fair value because of their relatively short maturities at December 31, 2012 and 2011. The foreign exchange contracts are recorded at fair value.

Fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. This accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

11

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Company classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1 - Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 - Inputs that are quoted prices for similar assets or liabilities in active markets.
•	Level 3 - Inputs that are unobservable for an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These financial assets and liabilities were as follows:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Balance
Assets
Cash and cash equivalents	$20,123,989	$—	$—	$20,123,989
Restricted cash	1,483,407	—	—	1,483,407
Total assets	$21,607,396	$—	$—	$21,607,396

Liabilities
Foreign exchange contracts	$—	$2,979	$—	$2,979
Total liabilities	$—	$2,979	$—	$2,979

	As of December 31, 2011
	Level 1	Level 2	Level 3	Balance
Assets
Cash and cash equivalents	$21,975,728	$—	$—	$21,975,728
Restricted cash	4,519,210	—	—	4,519,210
Foreign exchange contracts	—	324,894	—	324,894
Total assets	$26,494,938	$324,894	$—	$26,819,832

12

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Foreign exchange contracts are recorded at their fair value which is estimated based upon the difference in their contracted forward rate and the publicly available forward contract rates on the balance sheet date.

Certain long-lived assets are measured at fair value on a nonrecurring basis and are not included in the previous table. The total reduction in fair value of the definite-lived intangible assets and property and equipment recorded during the year was $95.6 million, resulting in a combined balance of $45.5 million at December 31, 2012. The valuation technique used to measure the fair value of the definite-lived intangible assets was the income approach, specifically the discounted cash flow method. Discounted cash flows are considered a Level 3 input.

Foreign Exchange Contracts

The Company markets its product worldwide, excluding the United States. As a result, the Company’s reported results are subject to the risk of fluctuation in the exchange rate between the U.S. dollar and the currencies of these foreign countries.

Periodically, the Company may use derivative financial instruments to manage exposure to foreign currency. All foreign currency derivatives are reflected at their fair value as either assets or liabilities in the consolidated balance sheets. The change in fair value of the contracts (gains or losses) is recognized directly in operations or in other comprehensive income depending on whether the contracts qualify for, and were formally designated as, accounting hedges at their inception. A derivative that does not qualify as an accounting hedge will be reflected at fair value, with changes in value recognized in the consolidated statements of operations as other income (expense).

As of December 31, 2012 and 2011, foreign currency derivatives consist of foreign currency forward exchange contracts. These derivatives do not qualify for hedge accounting. Accordingly, the Company has recognized gains and losses on the contracts, both realized and unrealized, in the consolidated statements of operations. These derivatives are valued based upon the difference in the contracted exchange rate and forward exchange rates as of the balance sheet dates. All derivatives are with the same counterparty, are net settled, and are presented net in the balance sheet.

13

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Realized gains for the year ended December 31, 2012 were $223,638 and realized losses for the year ended December 31, 2011, were $5,279,038. As of December 31, 2012 and 2011, the contracts and related fair value were as follows:

2012				2011
Balance by Currency		U.S. Dollar Value at Contract Rate	Fair Value	Balance by Currency		U.S. Dollar Value at Contract Rate	Fair Value

Euro	1,425,000	$1,850,134	$(31,413)	Euro	13,200,000	$18,627,396	$1,476,302
GBP	200,000	320,678	(4,160)	GBP	1,100,000	1,799,542	96,075
AUD	—	—	—	AUD	1,463,000	1,486,976	11,796
CHF	2,180,000	2,352,560	32,594	CHF	11,990,000	14,095,623	(1,259,279)
		$4,523,372	$(2,979)			$36,009,537	$324,894

Concentration of Credit Risk

Two “non-Merck” customers accounted for 41% and 39% of the revenue for the years ended December 31, 2012 and 2011, respectively. The three largest non-Merck customers accounted for 49% and 40% of the accounts receivable balance as of December 31, 2012 and 2011, respectively.

Under the terms of its forward foreign exchange contracts with Goldman Sachs, the Company had on deposit with Goldman Sachs $668,459 and $4,444,869 at December 31, 2012 and 2011, respectively. The amount of the deposit varies directly with the Company’s unrealized gains (deposit decreases) and losses (deposit increases) of the forward foreign exchange contracts and cannot be used for the Company’s operations.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU No. 2011-04 represents converged guidance between U.S. GAAP and IFRS resulting in a consistent definition of fair value as well as provides common requirements for measuring fair value and disclosing information about fair value measurements. This new guidance is effective for fiscal years beginning after

14

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

December 15, 2011 and subsequent interim periods. The Company adopted this guidance on January 1, 2012 and its adoption did not significantly impact the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. ASU No. 2011-05 requires the Company to present the components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The option to report other comprehensive income within the statement of equity has been removed. This new presentation is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amended the guidance on the annual impairment testing of indefinite-lived intangible assets other than goodwill. The amended guidance will allow a company the option to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If, based on the qualitative assessment, it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. This new guidance was adopted in the fourth quarter of 2012. The adoption of this standard did not have an impact on the financial statements as of December 31, 2012.

Reclassifications

Certain reclassifications were made to prior-year balances to conform to the current-year presentation.

15

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Net product sales consist of revenues from sales of the Company’s pharmaceutical product, less the cost of the products sold, estimates for chargebacks, rebates, sales incentives and allowances, returns and losses. The Company recognizes revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer; when estimated provisions for chargebacks, rebates, sales incentives and allowances, returns and losses are reasonably determinable; and when collectibility is reasonably assured. As of December 31, 2012 and 2011, the Company had recorded a reserve for chargebacks, rebates, sales incentives, and returns of $1,333,896 and $1,926,309, respectively. These reserves rely at least on management’s estimates, which are typically based upon prior experience for these costs.

During the years ended December 31, 2012 and 2011, for sales recorded through Merck, the Company reported product sales net of the cost of those sales, as the Company was not considered to be the primary obligor for these sales transactions. Merck provided distribution, customer service, order entry, billing, and collection services on behalf of Correvio, LLC. Correvio, LLC compensated Merck for these services based on a fixed percentage of gross sales.

Royalty revenue from licensees, which is based on third-party sales of licensed products and technology, is recorded as earned in accordance with the contract terms when third-party sales can be reasonably measured and collection of the funds is reasonably assured.

Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues.

Gross margin and net product sales were as follows:

	Year Ended December 31
	2012	2011
Sales by Correvio, LLC:
Gross sales	$34,556,593	$29,848,799
Royalty revenue	5,319,945	6,627,775
Returns, allowance, and discounts	(403,069)	(2,822,478)
Net sales	39,473,469	33,654,096
Cost of products sold	(10,713,196)	(5,918,785)
Gross margin	$28,760,273	$27,735,311

16

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Year Ended December 31
	2012	2011
Net sales by Merck on behalf of Correvio, LLC:
Gross sales	$54,770	$1,994,917
Returns, allowance, and discounts	(197,383)	(433,671)
Net sales	(142,613)	1,561,246
Cost of products sold	3,331	(189,307)
Net product sales	$(139,282)	$1,371,939

Total:
Gross sales	$34,611,363	$31,843,716
Royalty revenue	5,319,945	6,627,775
Returns, allowance, and discounts	(600,452)	(3,256,149)
Net sales	39,330,856	35,215,342
Cost of products sold	(10,709,865)	(6,108,092)
Gross margin and net products sold	$28,620,991	$29,107,250

Income Taxes

As a limited liability company, the Company is treated like a partnership under the Internal Revenue Code (the Code). Under the provisions of the Code, the members include their share of the Company’s taxable income or loss in their income tax returns. Accordingly, no provision for U.S. income taxes has been included in these financial statements except for those states that impose income taxes on limited liability companies. The Company also has subsidiaries incorporated in other tax jurisdictions around the world. Tax provisions have been recognized for these foreign jurisdictions as necessary.

Shipping and Handling Costs

In accordance with FASB ASC 605, Revenue Recognition, the Company includes all shipping and handling costs in cost of sales. The shipping and handling costs included in cost of sales were $1,084,382 and $777,134 for the years ended December 31, 2012 and 2011, respectively.

17

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

3. Limited Liability Company Agreement

Effective August 20, 2010, the Company amended and restated its Limited Liability Company Agreement. The principal revisions in the amended and restated agreement (the Revised Agreement) were: the replacement of Iroko Holdings LLC (Iroko Holdings) as the Managing Member with a board of managers (Board of Managers); establishment of the authorization for the Company to issue equity-based awards to employees and others providing services to the Company; adjustment of the rules around distributions from the Company to reflect potential equity award plans; and creation of new rules around distributions that do not relate to the Aggrastat product.

Formation and Membership Percentage

The following table shows the membership (collectively, the Members) that govern the operations of the Company together with their membership percentage at December 31, 2012:

Member	Percentage

Phoenix IP Ventures LLC	0.00%
Phoenix IP Ventures-II, LP	0.72%
“Fortress Investors”:	70.98%
Drawbridge Special Opportunities Fund LP
Drawbridge Real Assets Fund LP
Drawbridge Long Dated Value Fund II LP
Drawbridge Long Dated Value Fund III (A) LP
Drawbridge Long Dated Value Fund II (C) LP
Drawbridge Long Dated Value Fund III (C) LP
LDVF II/III (B) Iroko LLC
CF SI UST LLC
Fortress Partners Fund LP
Fox Lake Pharma LLC
Axon Cardio LLC	28.30%
Exercised Options	0.00%

The Fortress Investors are funds of the Fortress Investment Group LLC (FIG), a global alternative investment and asset management firm that raises, invests and manages private equity funds and hedge funds. Each of the Fortress Investors is a separate fund managed by FIG. Phoenix IP Ventures-II, LP is a fund owned by Phoenix IP Ventures LLC (Phoenix), a private

18

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

3. Limited Liability Company Agreement (continued)

equity and venture capital firm. FIG appoints the Company’s Board of Managers. The Exercised Options represent the membership interest of those individuals who have exercised membership units under the Option Plan (see Note 7).

With the exception of Phoenix and the Exercised Options, all of the Members noted above have contributed capital to the Company and were collectively defined as Investors under the Agreement. The distribution rules to Members differ depending on whether they were also recognized as Investors, as described in more detail below.

Management

Effective August 20, 2010, Iroko Holdings, an entity under common control through August 10, 2010, was terminated as the Managing Member of the Company and was replaced by the Board of Managers. The Board of Managers has the authority to carry on the business and activities of the Company, and to bind the Company. Unless authorized to do so by the Board of Managers, no Member shall have any authority to act for or bind the Company. FIG appoints the Board of Managers.

Capital Contributions and Capital Accounts

The Company establishes and maintains a separate capital account for each Member, which is credited for each Member’s capital contributions and their allocable share of profits and losses. The initial capital contribution of $154,000,000 was received on January 23, 2008, with additional contributions of $144,800,318 received from February 2008 through December 2008. There were no additional contributions during the years ended December 31, 2012 or 2011. Distributions to owners totaled $5,000,000 during the year ended December 31, 2012. There were no distributions to owners in the year ended December 31, 2011.

Allocation of Profit and Losses

The Company’s net income or net losses for each fiscal year shall be allocated to the Members in such a manner that the capital account of each Member, immediately after giving effect to such allocation, is equal to the amount of distribution that would be made to each Member upon dissolution of the Company and sale of its net assets.

19

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

3. Limited Liability Company Agreement (continued)

Distributions

The Company has the authority to distribute any available cash to the Members on a monthly basis or other time as authorized by the Board of Managers. Under the Amended Agreement, effective August 2010, all available cash (as defined under the Agreement) will be distributed as follows:

•	First, to all Members that are Investors (as defined under the Agreement) in accordance with their respective ownership interest until aggregate distributions made equal the Investors’ original capital contributions.
•	Second, to all Members that are Investors (as defined under the Agreement) in accordance with their respective ownership interests, until each Investor has received the preferred return. The preferred return is an amount that, together with the amount distributed in accordance with a Member’s respective ownership interest, would provide the Member with an internal rate of return on its invested capital equal to the London Interbank Offered Rate (subject to a 5% floor) plus 5%, compounded monthly.
•	Third, 87.499% to the Investors in proportion to their respective ownership interest, and 12.5001% to Phoenix, provided, however, that these distributions will first be subject to a reduction for payments to Members granted membership interests under the incentive program (further described in Note 7). Such payments will be made based upon each Member’s effective ownership percentage applied to the total amount available for distribution after the first and second distribution noted above and cannot exceed 13.499% of all amounts available for this third distribution. The Investors’ share shall be reduced by 100% of the first 7.499% of the total amounts available under this third distribution, and any excess over this threshold shall be borne 86.686% by the Investors and 13.514% by Phoenix.

Additional rules apply to distributions should the Company acquire, license or otherwise promote another product besides Aggrastat.

20

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

3. Limited Liability Company Agreement (continued)

All distributions made in 2010 were made prior to August 2010 in accordance with the rules per the superseded Company Limited Liability Agreement, as described below;

•	First, to Phoenix to satisfy its management fee and reimbursable expenses. All such expenses were paid through May 2010.
•	Second, to the Members in accordance with their respective ownership interest. All distributions made in 2009 and 2010 were under this provision.
•	Third, to the Members in accordance with their respective ownership interests, until each Member has received the preferred return. The preferred return is an amount that, together with amount distributed in accordance with a Member’s respective ownership interest, would provide the Member with an internal rate of return equal to the London Interbank Offered Rate plus 5%.
•	Fourth, 80% to the Members in proportion to their respective ownership interest, 12.501% to Phoenix and the remaining 7.499% in accordance with a management incentive plan, as discussed in Note 7.

Dissolution and Termination

The Company may be dissolved upon the occurrence of any of the following events:

(i)	The Board of Managers determines to dissolve the Company at any time for any reason.
(ii)	Anytime there are no Members, though dissolution and wind-up need not occur if that last remaining Member agrees in writing to continue the Company.
(iii)	The entry of a decree of judicial dissolution pursuant to the Delaware Code.
21

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

4. Property and Equipment

Property and equipment consisted of the following:

	December 31
	2012	2011

Computer equipment	$73,427	$396,470
Software	216,879	1,716,694
Furniture	47,820	228,534
Leasehold improvements	38,855	174,930
Total property and equipment	376,981	2,516,628
Less accumulated depreciation and amortization	—	(880,298)
Property and equipment, net	$376,981	$1,636,330

Depreciation expense was $665,701 and $537,397 for the years ended December 31, 2012 and 2011, respectively. As part of the impairment loss recognized in 2012, there was $792,195 of loss allocated to property and equipment. Amortization of capitalized computer software costs was $517,367 and $399,561 for the years ended December 31, 2012 and 2011, respectively.

In May 2011, the Company relocated its U.S. headquarters to Chester, Pennsylvania. In connection with this relocation, the Company recognized a loss on disposal of fixed assets of $415,884.

5. Intangible Assets

On January 28, 2008, Correvio, LLC acquired from Merck the rights for Aggrastat worldwide, excluding the United States, as well as a supply of the API used in the manufacture of Aggrastat. Rights acquired included trademarks, marketing rights, health registrations and patents. Correvio, LLC paid Merck $260,000,000 and incurred $1,015,731 in transaction-related expenses. The acquisition was financed from Member contributions.

On January 28, 2009, Aspen made a onetime payment of $26.2 million to Correvio, LLC related to this agreement. Under the agreement, Aspen will pay the Company a royalty of 55% of net sales (gross sales less discounts, returns and allowance) less distribution, selling, cost of product, regulatory and certain other costs in the Aspen Territories.

22

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

5. Intangible Assets (continued)

The carrying value of the intangible assets is as follows:

	December 31, 2012
	Carrying Value	Remaining Useful Life

Trade name	$2,179,229	120 months
Marketing rights	35,457,829	120 months
Patents	7,479,071	38 months
	$45,116,129

	December 31, 2011
	Acquisition Date Fair Value	Accumulated Amortization	Useful Life

Trade name	$10,054,327	$2,625,346	180 months
Marketing rights	163,590,907	42,715,320	180 months
Patents	58,286,740	27,953,878	98 months
	$231,931,974	$73,294,544

Amortization expense for the years ended December 31, 2012 and 2011 was $18,713,496 and $18,713,496, respectively. The Company recognized an impairment loss related to the definite-lived intangibles of $94,807,805 during the year ended December 31, 2012. The weighted-average amortization period in total is 106 months as of December 31, 2012. The estimated annual amortization expense for the five fiscal years subsequent to December 31, 2012 is summarized below:

2013	$6,125,518
2014	6,125,518
2015	6,125,518
2016	4,157,341
2017	3,763,706

23

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

6. Commitments and Contingencies

Operating Leases

In May 2011, the Company entered into a lease for office space in Chester, PA. The Company also maintains leased office space in Europe. There is a combined $359,200 of noncancelable payments related to the current leases in Pennsylvania and Europe as of December 31, 2012. Total rent expense was $364,032 and $278,183 for the years ended December 31, 2012 and 2011, respectively. Future lease payments are estimated to be the following:

2013	$313,616
2014	316,532
2015	306,097
2016	102,148
2017	20,514
Thereafter	51,285
$1,110,192

Royalty Agreement

On January 26, 2009, the Company entered into a 50-year distribution agreement with Aspen Global Incorporated (Aspen), a company organized under the laws of Mauritius, under which the Company granted to Aspen exclusive distribution rights for Aggrastat in the entire African continent, excluding Egypt; in Australia and New Zealand; in the entire South and Central American continents including Mexico and the Caribbean islands, but excluding Puerto Rico; in Bermuda; and in a portion of the continent of Asia (collectively, the Aspen Territories). Under the terms of the agreement, the Company is entitled to a 55% royalty on profits from sales of the product in these territories through January 25, 2059. The Company recognized approximately $5.3 million and $6.6 million of royalty income from this royalty agreement for sales made by Aspen in the Aspen Territories in the years ended December 31, 2012 and 2011, respectively.

In the Aspen Territories where Aspen has not yet received marketing approval to commercialize Aggrastat, Merck continues to sell the product on behalf of the Company. Under the agreement with Aspen, Aspen is entitled to 45% of profits on Aggrastat sales in these markets. For the years ended December 31, 2012 and 2011, the Company incurred $0 and $0.4 million of royalty expense to Aspen, respectively.

24

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

6. Commitments and Contingencies (continued)

Purchase Commitment

The Company has purchase commitments with certain suppliers who assist in the production of Aggrastat. The last of these commitments currently extend until the end of 2015. The amount of the purchase commitment is based on physical quantities manufactured and as such the total cost is not quantifiable since it varies depending on multiple factors. The total amounts purchased under such obligations were $1.7 million and $2.6 million for the years ended December 31, 2012 and 2011, respectively.

7. Management Incentive Plan

In August 2010, the Correvio Unit Option Plan (Option Plan) was adopted. The Option Plan authorizes the issuance of options to acquire membership interests or units (Units) in the Company equivalent up to 13.5% of the total business. Each Unit represents 0.001% of the business, although the Units do not convey voting rights and include limitations on their transfer. Not more than 134,990 Units may be issued under the Option Plan. Further, the Units only have rights to distributions from the Company after certain distributions are made to the Members that are also Investors (see Note 3). More specifically, positive cash flows will be allocated to the holders of the Units to the extent and at such time as the cumulative positive cash flow of the Company exceeds the sum of the total investment in the Company by those Members who are Investors, and an additional amount payable to Members who are Investors, based on their average investment balance during the period of repayment (the Investment Interest). In the event of the sale of the Company, the proceeds of the sale, net of transaction costs, are considered to be positive cash flow. The options are considered to be equity-settled and generally vest over nine years. The fair value of the options was determined using the Black-Scholes option pricing model. The compensation expense related to these options is not material to the financial results of the Company for the years ended December 31, 2012 and 2011.

25

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

7. Management Incentive Plan (continued)

The following table summarizes the stock option activity under the Plan from January 1, 2011 through December 31, 2012:

	Number of Shares	Weighted-Average Exercise Price

Outstanding, December 31, 2010	42,072	1.00
Granted	—	1.00
Exercised	(1,802)	1.00
Expired	—	1.00
Forfeited	(37,120)	1.00
Outstanding, December 31, 2011	3,150	1.00
Granted	—	1.00
Exercised	—	1.00
Expired	—	1.00
Forfeited	(356)	1.00
Outstanding, December 31, 2012	2,794	1.00

The weighted-average remaining contractual term of options outstanding was 5.6 years as of December 31, 2012 and 6.6 years as of December 31, 2011. The following tables summarize the number of exercisable options and the weighted-average contractual life of the exercisable options as of December 31, 2012 and 2011, respectively.

	Number of Shares	Weighted-Average Exercise Price

December 31, 2012	2,035	1.00
December 31, 2011	1,483	1.00

Weighted-average contractual life (years) remaining
December 31, 2012	5.5
December 31, 2011	6.5

26

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

7. Management Incentive Plan (continued)

The Option Plan also provides for the ability to issue phantom equity. This phantom equity will have rights to distributions from the Company under the same conditions as the Units, but would not result in the grantees becoming Members of the Company. Such phantom equity would be considered part of the 13.5% of total Company equity permitted to be granted under the Option Plan. All phantom equity granted vests ratably over five years from the grantee’s service date. Since the rights due under the phantom equity plan are essentially identical to those provided under the conventional grants, the phantom equity is considered to be equity settled. Compensation expense has been determined using the Black-Scholes option pricing model. The compensation expense attributed to the phantom equity is not material to the financial results of the Company for the years ended December 31, 2012 and 2011.

The following table summarizes the activity under the Phantom Equity Plan from January 1, 2011 through December 31, 2012:

	Number of Shares	Weighted-Average Exercise Price

Outstanding, December 31, 2010	72,600	$1.00
Granted	26,000	1.00
Exercised	—	1.00
Expired	—	1.00
Forfeited	(4,000)	1.00
Outstanding, December 31, 2011	94,600	1.00
Granted	—	1.00
Exercised	—	1.00
Expired	—	1.00
Forfeited	(18,600)	1.00
Outstanding, December 31, 2012	76,000	1.00

The weighted average remaining contractual term of phantom equity units outstanding was 7.7 years and 8.7 years as of December 31, 2012 and 2011, respectively.

27

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

7. Management Incentive Plan (continued)

The following tables summarize the exercisable phantom equity units and weighted average contractual life as of December 31, 2012 and 2011, respectively.

	Number of Shares	Weighted-Average Exercise Price

December 31, 2012	26,600	1.00
December 31, 2011	11,400	1.00

Weighted-average contractual life (years) remaining
December 31, 2012	7.5
December 31, 2011	8.5

8. Employee Benefit Plans

Within the United States, the Company operates a 401k Plan under which employees may contribute up to 15% of their salary and bonus to the plan, subject to statutory maximum contribution rules. The Company does not match any portion of employee contributions, but did make a contribution to each employee’s account in accordance with statutory “Safe Harbor” rules, and the Company pays routine administrative costs for plan maintenance. Total expense for the 401k plans for the years ended December 31, 2012 and 2011 was $68,465 and $76,845, respectively.

The Company’s foreign subsidiaries operate certain pension plans for employees. The specific terms and conditions vary by country, but none are defined benefit plans. The Company is not liable for any additional cost than the contractual contribution paid yearly to the various European pension insurances. The total expense for these plans for the years ended December 31, 2012 and 2011 was $549,060 and $408,302, respectively.

28

Correvio, LLC

Notes to Consolidated Financial Statements (continued)

9. Related-Party Transactions

Services Agreement

On January 29, 2008, the Company and Iroko Holdings LLC entered into a services agreement under which either company may request management, professional, administrative, sales, technical, or other services from the other company. The provision of such services to the requesting company (the Client) by the company receiving the request (the Service Provider) is subject to the availability of resources at, and agreement to provide the services by, the Service Provider. Services, including but not limited to fees for staff and use of both owned and rented assets, are generally billed by the Service Provider to the Client at 105% of the Service Provider’s actual cost. Iroko Holdings LLC was considered a related party given its status as the former Managing Member of the Company.

On August 10, 2010, Iroko Holdings LLC entered into a purchase agreement with Iroko Intermediate Holdings Inc. (Intermediate). Pursuant to the purchase agreement, Intermediate purchased 100% of Iroko Holdings LLC’s membership interest in the Company in exchange for cash, subject to adjustments to Iroko Holdings LLC’s working capital balance. The effective purchase agreement resulted in an immediate termination of the services agreement between the Company and Iroko Holdings LLC.

In conjunction with entering into the Purchase Agreement, Intermediate entered into a Transition Services Agreement with the Company whereby certain services that Iroko Holdings LLC had been providing to Correvio, LLC shall continue pursuant to modified terms of services and pricing. In February 2011, the Company agreed to terminate the Transition Agreement on May 15, 2011. The amounts paid under the Transition Services Agreement were $0 and $1,168,787 for the years ended December 31, 2012 and 2011, respectively. These costs are presented in the consolidated statements of operations within selling, general and administrative expense.

10. Subsequent Events

We have evaluated subsequent events through June 6, 2013, the date on which these financial statements were available to be issued.

29

Ernst & Young LLP

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